Amendment to Bylaws, dated August 16, 2005

Article X of the Trust’s By-laws, the Trustees hereby amend Article VI, Section 4 of the Trust’s By-Laws by deleting said provision in its entirety and restating it as follows:

“Powers and Duties of the Chairman. The Trustees shall appoint from among their number a Chairman. When present, he shall preside at the meetings of the Shareholders and of the Trustees. He may call meetings of the Trustees and of any committee thereof whenever he deems it necessary.”